Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 27 to the Registration Statement No. 811-06398 on Form N-1A of Fidelity New York Municipal Trust II, of our report dated March 10, 2006 appearing in the Annual Report to Shareholders of Fidelity New York AMT Tax-Free Money Market Fund and Fidelity New York Municipal Money Market Fund for the year ended January 31, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
March 28, 2006